Cicero Inc.
8000 Regency Parkway
Cary, NC 27518

February 10, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Katherine Wray, Esq.

Re:	Cicero Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 2, 2009
File No. 333-151893

Dear Ms. Wray:

On behalf of Cicero Inc. (the “Company”), we are filing herewith Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated February 9, 2009, setting forth comments to the Registration Statement filed by the Company on February 2, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Compensation Discussion and Analysis, page 46

1.
Please update your compensation disclosure to reflect compensation for fiscal year 2008.  If the amount of salary or bonus for the year is not yet calculable, this should be noted in a footnote with applicable disclosure, per Instruction 1 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.

Response: The Company has amended its filing to update its compensation disclosure to reflect compensation for fiscal year 2008.

Exhibits

2.
The exhibit index to your amended filing indicates that the consent of Margolis & Company P.C. is filed therewith as Exhibit 23.1, but the most recent auditor’s consent on file for your registration statement is dated as of August 4, 2008.  Please ensure that the consent of your independent auditor is updated and filed with your next amendment.

Response: The consent of  the Company’s auditor Margolis & Company P.C. is filed with the amended Registration Statement as Exhibit 23.1.

3.
The most recent legal opinion of on file for your registration statement is also dated as of August 4, 2008.  Please have counsel provide a current opinion dated as of a date as close as possible to requested effectiveness of the registration statement.

Response: The legal opinion of  the Company’s counsel Golenbock Eiseman Assor Bell & Peskoe LLP is filed with the amended Registration Statement as Exhibit 5.1.

The Company respectfully requests that the Staff promptly review the Registration Statement and the Company's responses so that the Company's Registration Statement may be declared effective by the Staff as soon as possible, but in no event later than February 13, 2009 since the Company's interim financial statements will go stale after that date.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John P. Broderick
John P. Broderick Chief Executive Officer

cc:	Andrew D. Hudders, Esq.